Exhibit 99.1

GW Pharmaceuticals Announces Appointment of Julian Gangolli to Board of Directors

London, UK, 21 July 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, "GW," "the Company" or "the Group"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that the Company has appointed Julian Gangolli to the Board of Directors effective immediately. This follows the announcement on 19 May 2015 of Mr Gangolli’s appointment to the newly created position of President, North America.

“I am delighted to welcome Julian to the GW board of directors as he brings exceptional operational and leadership experience to the group,” stated GW’s Chairman Dr. Geoffrey Guy. “As we advance our commercial plans for Epidiolex, it is of significant value for the Board to tap into the perspective of such an experienced business leader that has extensive product commercialization experience and a successful track record of launching and growing specialty pharmaceutical products in the U.S.”

Mr. Gangolli, was, from 2004 until April 2015, President of the North American Pharmaceutical division of Allergan Inc, with responsibility for a 1,400-person integrated commercial operation with sales exceeding $3.8 billion in 2014. As a Corporate Vice President and member of the Executive Committee, Allergan's most senior leadership team overseeing worldwide operations, Mr. Gangolli was an integral part of the executive management team that transformed Allergan into one of the leading specialty pharmaceutical companies in the U.S. Prior to Allergan, Mr. Gangolli was Vice President, Sales and Marketing at VIVUS, Inc. where he established from inception a fully functioning commercial operation. Prior to VIVUS, Mr. Gangolli held roles at Syntex Pharmaceuticals, Inc. and Ortho-Cilag Pharmaceuticals Ltd. in the UK. He was raised and educated in the UK and is a U.S. citizen.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world's first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding personnel changes, plans for the development and commercialization of GW products including Epidiolex®, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW's research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW's filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
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FTI Consulting (Media Enquiries)
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